Exhibit 15.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-225568, 333-227747 and 333-253596) of Amber International Holding Limited and its subsidiaries (collectively the “Company”) of our report dated April 29, 2025 with respect to our audit of the consolidated financial statements of the Company for the year ended December 31, 2024, and the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively present discontinued operations as disclosed in Note 5 and the adoption of the change in disclosures for segment reporting as disclosed in Note 2(ak), which are included in its Annual Report on Form 20-F, filed with the Securities and Exchange Commission.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 29, 2025	Certified Public Accountants
PCAOB ID: 1171